On November 13, 2015, Fidelity Prime Fund, a series of Fidelity Newbury Street Trust, transferred all of its shares to Fidelity Government Money Market Fund, a series of Fidelity Hereford Street Trust, solely in exchange for shares of Fidelity Government Money Market Fund and the assumption by Fidelity Government Money Market Fund of Fidelity Prime Fund's liabilities, and such shares of Fidelity Government Money Market Fund were distributed constructively to shareholders of Fidelity Prime Fund in complete liquidation and termination of Fidelity Prime Fund. The transaction was approved by the Board on May 12, 2015.